SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
YAGER/KUESTER PUBLIC FUND LIMITED PARTNERSHIP
(Name of Subject Company)
YAGER/KUESTER PUBLIC FUND LIMITED PARTNERSHIP
(Name of Person(s) Filing Statement)
Units of Limited Partnership Interests
(Title of Class of Securities)
984330100
(CUSIP Number of Class of Securities)
Thomas K. Emery
1300 Altura Road
Fort Mill, South Carolina 29708
(803) 547-9100
(Name, Address and Telephone Number of Person authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
With a copy to:
Philip S. Chubb, Esq.
Shumaker, Loop & Kendrick LLP
128 South Tryon Street, Suite 1800
Charlotte, North Carolina 28202
(704) 375-0057
☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.
     Name and address. The name of the subject company to which this Schedule 14D-9 relates is Yager/Kuester Public Fund Limited Partnership, a North Carolina limited partnership (the “Partnership”). The Partnership’s principal executive offices are located at 1300 Altura Road, Fort Mill, South Carolina 29708. The Partnership’s telephone number is (803) 547-9100.
     Securities. The title of the subject class of securities to which this Schedule 14D-9 relates is the units of limited partnership interest of the Partnership. As of December 29, 2005, the Partnership has 520 holders of record owing an aggregate of 6,390 units.
Item 2. Identity and Background of Filing Person.
     Name and Address. This Schedule 14D-9 is being filed by the Partnership, the subject company. The Partnership’s general partners are DRY Limited Partnership, a North Carolina limited partnership and FSK Limited Partnership, a North Carolina limited partnership. The Partnership has no executive officers and directors; however, the general partners perform these functions. The Partnership’s business address and telephone number are set forth above under Item 1 above, “Subject Company Information.”
     Tender Offer. This Schedule 14D-9 relates to the tender offer by MPF-NY 2005, LLC, SCM Special Fund, LLC, MPF Flagship Fund 9, LLC, MPF DeWaay Premier Fund 2, LLC and Mackenzie Patterson Fuller, Inc. (collectively, the “Offeror”) disclosed in a Tender Offer Statement on Schedule TO (the “Schedule TO”) initially filed by the Offeror with the Securities and Exchange Commission (the “Commission”) on December 16, 2005, to purchase up to 6,390 units of limited partnership interests (the “Units”) in the Partnership at a purchase price of $100.00 per Unit (the “Offer Price”). The tender offer is on the terms and subject to the conditions set forth in the Offeror’s Offer to Purchase dated December 16, 2005 (the “Offer to Purchase”), and in the related letter of transmittal (which together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the “Offer”).
     The Schedule TO states that the contact address of the Offeror is c/o MacKenzie Patterson Fuller, Inc., 1640 School Street, Moraga, California, 94556. The Offeror’s phone number at such location is (800) 854-8357. All information set forth in this Schedule 14D-9 or incorporated by reference into this Schedule 14D-9 about the Offeror or affiliates of the Offeror, as well as actions or events respecting any of them, was obtained from reports or statements filed by the Offeror with the Commission, including, but not limited to, the Schedule TO and the Offer, and the Partnership has not verified the accuracy or completeness of such information.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
     Conflicts of Interest. Except as described herein, to the knowledge of the Partnership, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Partnership or its affiliates and either (a) the Partnership, its general partners or affiliates, or (b) the Offeror and its executive officers, directors or affiliates. During the fiscal year ended December 31, 2004, FSK Properties, LLC received $18,201 for management fees and an additional $28,471 for on-site management and repair service fees. FSK Properties, LLC is affiliated with Faison S. Kuester, who is the sole general partner in FSK Limited Partnership, which limited partnership is one of the two general partners of the Partnership. Internet Services Corporation, Inc. received $25,659 for providing accounting/management services. A portion of the beneficial interests in Internet Services Corporation is indirectly owned by Jeffrey S. Yager, Manager of YFP, LLC, the sole General Partner of DRY Limited Partnership, which limited partnership is one of the two general partners of the Partnership. Janitorial services for the EastPark Executive Center are provided by Marquis Cleaning Services, which is operated and owned by a relative of Jeffrey S. Yager.
Item 4. The Solicitation or Recommendation.
     Solicitation or Recommendation. The information set forth in the Letter to Limited Partners, dated December 29, 2005, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.
     Reasons. The information set forth in the Letter to Limited Partners, dated December 29, 2005, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.
     Intent to Tender. After reasonable inquiry and to the best knowledge of the Partnership, none of the Partnership’s general partners or affiliates intends to tender or sell Units beneficially owned by them pursuant to the Offer.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.
     Solicitations or recommendations. Neither the Partnership nor any person acting on its behalf has or currently intends to employ, retain or compensate any other person to make solicitations or recommendations to the limited partners on its behalf concerning the Offer.
Item 6. Interest in Securities of the Subject Company.
     Securities Transactions. No transactions in the Units have been effected during the last 60 days by the Partnership or, to the knowledge of the Partnership, by any general partner or affiliate of the Partnership.
Item 7. Purposes of the Transaction and Plans or Proposals.
     Subject company negotiations. (a) The Partnership is not undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of the Partnership’s securities by the Partnership or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership or any of its affiliates; (iii) any purchase, sale or transfer of a material amount of assets of the Partnership or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Partnership.
(b) There are no transactions, resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to or would result in one or more of the matters referred to in Item 7(a) above.
Item 8. Additional Information.
     Other material information. None.
Item 9. Exhibits.

(a)(1)	Letter to Limited Partners, dated December 30, 2005.

(e)(1)	Copy of Relevant Parts of the Partnership’s Form 10-KSB filed on March 30, 2005 for the fiscal year ended December 31, 2004
SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

YAGER/KUESTER PUBLIC FUND LIMITED PARTNERSHIP

By:	FSK Limited Partnership

By: /s/ Faison S. Kuester, Jr.
Name: Faison S. Kuester, Jr. Title: General Partner of FSK Limited Partnership (Principal Executive Officer)
Date: December 30, 2005

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